Exhibit (e)(10)

AVENTIS PHARMACEUTICALS INC.

SUPPLEMENTAL RETIREMENT PLAN

(Effective as of January 1, 1991, incorporating amendments adopted through January 1, 2002)

AVENTIS PHARMACEUTICALS INC.

SUPPLEMENTAL RETIREMENT PLAN

(Effective as of January 1, 1991, incorporating amendments adopted through January 1, 2002)

Article I.  The Plan

1.1           Establishment and Amendment of the Plan.  Aventis Pharmaceuticals Inc. (formerly Hoechst Marion Roussel, Inc., formerly Marion Merrell Dow Inc.) (hereinafter referred to as the “Company”) heretofore established a supplemental retirement plan for the benefit of certain of its executives and certain executives of participating Affiliates, effective as of January 1, 1991, now known as the Aventis Pharmaceuticals Inc. Supplemental Retirement Plan (hereinafter referred to as the “Plan”).

1.2           Purpose of the Plan.  The purpose of the Plan is to enable Participants to receive retirement benefits to which they would have been entitled under the Aventis Pharmaceuticals Inc. qualified retirement plans but for the limitations of section 401(a)(17) and section 415 of the Internal Revenue Code or for the deferral of compensation under the Aventis Pharmaceuticals Inc. Deferred Compensation Plan.

1.3           Nonqualified Plan.  This Plan is a deferred compensation plan for a select group of management and highly compensated employees.

Article II.  Definitions

2.1           Definitions.           Whenever used in the Plan, the following terms shall have the respective meanings set forth below unless otherwise expressly provided herein, and when the defined meaning is intended the term is capitalized.

(a)           “Account” means the separate recordkeeping account maintained for each Member which represents the Member’s total credits under the Plan as of any Accounting Date and which consists of the sum of the following:

(1)           “Performance Sharing Credit Account” means that portion of such Member’s Account which evidences the value of the Member’s Performance Sharing Contribution Credits under section 4.1 as adjusted pursuant to section 4.5;

(2)           “Cash Balance Credits Account” means that portion of such Member’s Account which evidences the value of the Member’s Cash Balance Plan Credits under section 4.2 as adjusted pursuant to section 4.5.

(3)           “Company Match Credit Account” means that portion of such Member’s Account which evidences the value of the Member’s Company Match Credits under Section 4.3 as adjusted pursuant to Section 4.5

(4)           “Health Savings Credit Account” means that portion of such Member’s Account which evidences the value of the Member’s

Health Savings Credits under Section 4.4, as adjusted pursuant to Section 4.5.

(b)           “Accounting Date” means the last day of each calendar month and such other additional dates as the Plan Administrator may designate, from time to time, as Accounting Dates.

(c)           “Act” means the Employee Retirement Income Security Act of 1974, as amended and regulations thereunder.

(d)           “Associate” means a common-law employee of the Company.

(e)           “Beneficiary” means the beneficiary in accordance with the applicable Qualified Retirement Plan.

(f)            “Board” means the Board of Directors of the Company.

(g)           “Cash Balance Plan” means the Aventis Pharmaceuticals Inc. Cash Balance Plan.

(h)           “Code” means the Internal Revenue Code of 1986, as it may be amended from time to time.

(i)            “Company” means Aventis Pharmaceuticals Inc.

(j)            “Effective Date” means January 1, 1991.

(k)           “Deferred Compensation Plan” means the Aventis Pharmaceuticals Inc. Deferred Compensation Plan.

(l)            “HMR Pension Plan” means the Hoechst Marion Roussel, Inc. Pension Plan.

(m)          “Member” means a Participant, or a former Participant who still has an Account or a Supplemental Benefit in the Plan.

(n)           “Participant” means any Associate who has met and continues to meet the eligibility requirements of the Plan as set forth in section 3.1.

(o)           “Plan” means this Aventis Pharmaceuticals Inc. Supplemental Retirement Plan, as in effect from time to time.

(p)           “Plan Administrator” means the entity which has been designated as the “plan administrator” as provided in section 8.1.

(q)           “Plan Year” means the calendar year.

(r)            “Qualified Retirement Plan(s)” means one or more of the Savings Plan, Cash Balance Plan, Transition Pension Plan, HMR Pension Plan and RPR Pension Plan.

(s)           “RPR Pension Plan” means the Aventis Pharmaceuticals Inc. RPR Pension Plan.

(t)            “Savings Plan” means the Aventis Pharmaceuticals Inc. Savings Plan.

(u)           “Transition Pension Plan” means the Aventis Pharmaceuticals Inc. Transition Pension Plan.

(v)           “Trust” means that trust established pursuant to that certain Master Trust Agreement, dated as of March 17, 1995, between the Company and the trustee named therein, as amended from time to time.

2.2           Gender and Number.  The masculine pronoun whenever used shall include the feminine pronoun, and the singular shall include the plural where the context requires it.

Article III.  Participation and Service

3.1           Participation.  An Associate shall be eligible to participate in the Plan to the extent and effective as of such time that the Associate’s benefits under the Company’s Qualified Retirement Plans are limited under applicable sections of the Internal Revenue Code or reduced due to participation in the Deferred Compensation Plan.

3.2           Duration of Participation.  A Participant shall continue to be a Participant until the Participant incurs a “severance from employment” within the meaning of an applicable Qualified Retirement Plan; thereafter, the Participant shall be a Member for as long as the Participant has an Account or a Supplemental Benefit under the Plan.

Article IV.  Credits to Accounts

4.1           Performance Sharing Contribution Credit.  For each Plan Year, a Participant shall receive a Performance Sharing Contribution Credit to his Performance Sharing Credit Account equal to the amount which would have been allocated for the Plan Year to the Participant’s Performance Sharing Contributions Account under the Savings Plan but for the limits on compensation under Code section 401(a)(17) and annual account additions under Code section 415(c) or compensation deferred into the Deferred Compensation Plan less the amount actually allocated to such Savings Plan Account for the Plan Year.

4.2           Cash Balance Plan Credits.  For each Plan Year, each Participant will receive a Cash Balance Plan Credit to his Cash Balance Credit Account equal to the difference between (a) and (b) where:

(a)           equals the sum of the accrual credit which would have been credited to the Participant’s Cash Balance Account under the Cash Balance Plan for such Plan Year but for the limit on compensation under Code section 401(a)(17) or compensation deferred into the Deferred Compensation Plan and

(b)           equals the amount of accrual credits actually credited to such Cash Balance Plan Account for the Plan Year.

4.3           Company Match Credits.  For each Plan Year, each Participant will receive a Company Match Credit to his Company Match Credit Account equal to the amount which would have been allocated for the Plan Year to the Participant’s Company Matching Contributions Account under the Savings Plan but for compensation deferred into the Deferred Compensation Plan, the total not in excess of Code section 401(a)17 compensation,  less the amount actually allocated to such Savings Plan Account for the Plan Year.

4.4           Health Savings Credits.  For each Plan Year, any Participant who is a Key Associate as defined in the Cash Balance Plan will receive a Health Savings Credit to his Health Savings Credit Account equal to the amount of Health Savings Account Credit which would have been credited under the Cash Balance Plan but for his status as a Key Associate.

4.5           Gains and Losses.  The value of each Member’s Accounts shall be adjusted for gains and losses that would have been experienced if the Member’s Account had been allocated to the T. Rowe Price Lifestyle Fund - Balanced in the Savings Plan for that accounting period.

Article V.   Supplemental Pension Benefits

5.1           Transition Pension Plan Supplement.  As of the cessation of accruals and upon the distribution of benefits under the Transition Pension Plan,  a Member shall be entitled to a Transition Pension Plan Supplement equal to the difference between (1) and (2) where:

(1)           equals the retirement benefit which would have then been payable to the Member under the Transition Pension Plan but for the limits on compensation under Code section 401(a)(17) or benefits under Code section 415 or compensation deferred into the Deferred Compensation Plan and

(2)           equals the Member’s actual retirement benefit under the Transition Pension Plan.

5.2           HMR Pension Plan Supplement.   As of the cessation of accruals and upon the distribution of benefits under the HMR Pension Plan, a Member shall be entitled to an HMR Pension Plan Supplement equal to the difference between (1) and (2) where:

(1)           equals the retirement benefit which would have then been payable to the Member under the HMR Pension Plan but for the limits on compensation under Code section 401(a)(17) or benefits under Code section 415 or compensation deferred into the Deferred Compensation Plan and

(2)           equals the Member’s actual retirement benefit under the HMR Pension Plan.

5.3           RPR Pension Plan Supplement.  As of the cessation of benefit accruals and upon the distribution of benefits under the RPR Pension Plan,  a Member shall be entitled to an RPR Pension Plan Supplement equal to the difference between (1) and (2) where:

(1)           equals the retirement benefit accrued solely for service after 2000 which would have then been payable to the Member under the RPR Pension Plan but for the limits on compensation under Code section 401(a)(17) or benefits under Code section 415 and

(2)           equals the Member’s actual retirement benefit accrued solely for service after 2000 under the RPR Pension Plan.

In addition, such Member shall be entitled to an additional RPR Pension Plan Supplement equal to the difference between (3) and (4), less (5), where

(3)           equals the retirement benefit which would have been payable to the Member but for compensation deferred into the Deferred Compensation Plan,

(4)           equals the Member’s actual retirement benefit under the RPR Pension Plan and

(5)           equals the December 31, 2000 normal retirement benefit shortfall as credited to the Member under the Rhone Poulenc Rorer Deferred Compensation Plan as of that date.

In no event shall there be payable any benefit that is duplicative of the same compensation.

Article VI.  Vesting and Distribution of Accounts

6.1           Vesting in Accounts and Pension Supplement.  A Member shall have a vested interest in such percentage of such Member’s Account or Pension Supplement as is equal to such Member’s vested percentage in the respective Qualified Retirement Plan.

6.2           Distribution of Accounts.  Except as provided below, the vested portion of a Member’s Account shall be distributed to the Member in five equal annual installments beginning as soon as practicable in the calendar year following the calendar year of the Member’s severance from employment with the Company.   If the value of the Member’s Account as of the end of the calendar year of severance, including projections of credits for the year of severance, is less than $25,000, such Accounts shall be distributed in a lump sum as soon as practicable in the calendar year following the calendar year of severance.  In the event of the Member’s death prior to the entire distribution of the Account, the Account shall be payable to the Member’s beneficiary in accordance with the applicable Qualified Retirement Plan.

6.3           Distribution of Pension Plan Supplement. Except as provided below, the vested portion of a Member’s Pension Plan Supplement shall be distributed as soon as administratively practicable following the start of, and in the same form as, distributions from the applicable Qualified Retirement Plan.  If the present value of the Member’s Pension Plan Supplement, calculated with respect to the projected normal retirement benefit as of the date of severance from employment, is less than $25,000, such Supplement shall be distributed as a lump sum as soon as practicable in the calendar year following the calendar year of severance.  The single sum actuarial equivalent value of each Member’s Pension Plan Supplement shall be determined using the actuarial factors and assumptions used under the applicable Qualified Retirement Plan to determine lump sum distributions.  In the event of the Member’s death, the vested portion of the Member’s Pension Plan Supplement shall be determined and payable in accordance with the applicable Qualified Retirement Plan provisions concerning death.

6.4           Withholding Taxes.  The Company may withhold from a Member’s compensation and from any payment under this Plan any taxes required to be withheld with respect to contributions or benefits under this Plan.

Article VII.  Accounts and Records of the Plan

7.1           Accounts and Records.  The Accounts and records of the Plan shall be maintained by the Plan Administrator and shall accurately reflect the value and status of the Account of each Member in the Plan.

Each Member shall be advised from time to time, at least once annually during each Plan Year, as to the status of the Member’s Account.

Article VIII. Administration

8.1           Plan Administrator.  The Plan shall be administered by the Plan Administrator appointed by the Board of Directors.  The Plan Administrator shall hold office at the pleasure of the Board of Directors.  The Plan Administrator may resign by delivering his written resignation to the Board of Directors.  Vacancies in the Plan Administrator arising by resignation, death, removal, or otherwise shall be filled by the Chief Executive Officer of the Company.

The Plan Administrator shall keep a permanent record of his meetings and actions and may select a Secretary for this purpose.

8.2           Responsibility and Authority of Plan Administrator.  Unless otherwise specifically provided hereunder, the Plan Administrator shall have full and complete authority, responsibility, and control over the management, administration, and operation of the Plan, including, but not limited to, the authority to:

(a)           Formulate, adopt, issue, and apply procedures and rules.

(b)           Construe and apply the provisions of the Plan.

(c)           Make appropriate determinations and calculations of the distributions due Members under the Plan.

(d)           Authorize and direct payment of benefits.

(e)           Adopt and prescribe the use of necessary forms.

(f)            Prepare and file reports, notices, and any other documents relating to the Plan which may be required by the Secretary of Labor or the Secretary of the Treasury, including, without limitation, those relating to Members’ service, accrued benefits, and the percentage of such benefits which are nonforfeitable, and annual registrations.

(g)           Prepare and distribute to Members all communication materials required by the Act.

(h)           Appoint such agents, counsel, auditors, and other specialists to aid in the administration of the Plan as it considers appropriate.

A Member’s eligibility hereunder and any and all other matters dealing with such Member’s employment shall be determined by the Plan Administrator from the records of the Company and such decision shall be conclusive upon all parties having any interest herein.  Neither the Company nor the Plan Administrator, nor any individual serving in such capacity, shall be liable to anyone in making a determination of facts hereunder, with respect to any such matters as may arise, in the administration of this Plan.

The Plan Administrator shall exercise any authority provided hereunder in a manner consistent with the applicable provisions of the Plan.

8.3           Compensation and Expenses of Fiduciaries.

(a)           The Plan Administrator shall serve without compensation for services as such if he is receiving full-time pay from the Company as an Associate.  Any such person who is not such an Associate may receive compensation for services, but paid by the Company and not from the Plan.  Any such person may receive reimbursement by the Company of expenses properly and actually incurred.

(b)           All expenses incident to the maintenance and administration of this Plan shall be paid by the Company.  Such expenses shall include, but not be limited to, fees of accountants, auditors, counsel, investment managers, custodians, and other specialists, and other costs of administering the Plan.

8.4           Records.  All acts and determinations under the Plan shall be recorded by the Plan Administrator or under his or its supervision, and all such records, together with such documents and instruments as may be necessary for the administration of the Plan, shall be preserved in custody of the Plan Administrator.

8.5           Denial of Claims and Appeals.  If any claim for benefits under the Plan is wholly or partially denied, the claimant shall be given notice of the denial by the Plan Administrator in writing, within 90 days after receipt of the claim by the Plan.  If an extension is required, a written notice of the extension shall be furnished before the expiration of the initial 90-day period.  The extension shall not exceed 90 days.  Notice of a denial shall be provided by registered or certified mail, written in a manner calculated to be understood by the claimant, setting forth the specific reasons for such denial, specific reference to pertinent Plan provisions on which the denial is based, a description of any additional material or information necessary for the claimant to perfect the claim and an explanation of why such material or information is necessary, and an explanation of the Plan’s claim review procedure.  The claimant also shall be advised that he or his duly authorized representative may request a review by the Plan Administrator of the decision denying the claim by filing with the Plan Administrator within 65 days after such notice has been received by the claimant, a written request for such review, and that he may review pertinent documents, and submit issues and comments in writing within the same 65-day period.  If such request is so filed, such review shall be made by the Plan Administrator within 60 days after receipt of such request; and the claimant shall be given written notice of the decision resulting from such review, which shall include specific reasons for the decision, written in a manner calculated to be understood by the claimant, and specific references to the pertinent Plan provisions on which the decision is based.  If special circumstances require an extension of the 60-day period, it may be extended for an additional period not to exceed 60 days.

8.6           Indemnity for Liability.  The Company shall indemnify the Plan Administrator and each other fiduciary who is an Associate of the Company, against any and all claims, losses, damages, expenses, including counsel fees, incurred by said fiduciaries, and any liability, including any amounts paid in settlement with such a fiduciary’s approval, arising from the fiduciary’s action or failure to act, except when the same is judicially determined to be attributable to the gross negligence or willful misconduct of such fiduciary.

Article IX.  General Provisions

9.1           Nonalienation.  No person having an interest in or entitled to receive benefits in accordance with the provisions of the Plan shall have the power to sell, assign, transfer, pledge, or mortgage his interest or benefits, or any part thereof, nor shall his interest or benefits, or any part thereof, be subject or liable to levy, sale, seizure, attachment, garnishment, or any other judicial process issued by or in behalf of any creditor of any such person.

9.2           Unclaimed Accounts.  Should the whereabouts of any person entitled to a distribution hereunder be unknown to the Plan Administrator for a period of five years after the mailing of a notice by registered mail, the interest of such person shall be forfeited.

9.3           Incompetency.  Every person receiving or claiming benefits under the Plan shall be presumed to be mentally competent and of age until the Plan Administrator receives a written notice, in a form and manner acceptable to it, that such person is incompetent or a minor, and that a guardian, conservator, or other person legally vested with the care of his estate has been appointed.  In the event that the Plan Administrator finds that any person to whom a benefit is payable under the Plan is unable to properly care for his affairs, or is a minor, then any payment due (unless a prior claim therefor shall have been made by a duly appointed legal representative) may be paid to the spouse, a child, a parent, or a brother or sister, or to any person deemed by the Plan Administrator to have incurred expense for such person otherwise entitled to payment.

In the event a guardian, executor, administrator, or conservator of the estate of any person receiving or claiming benefits under the Plan shall be appointed by a court of competent jurisdiction, payments shall be made to such guardian, executor, administrator, or conservator provided that proper proof of appointment is furnished in a form and manner suitable to the Plan Administrator.  Any payment made under the provisions of this section 9.3 shall be a complete discharge of any liability therefor under the Plan.

9.4           Rights Against the Company.  Neither the establishment of the Plan, nor any modification thereof, nor any distributions hereunder shall be construed as giving to any person whomsoever any legal or equitable rights against the Plan Administrator, the Company, or the officers, directors, or shareholders as such of the Company, or as giving any Associate or Member the right to be retained in the employ of the Company.

9.5           Illegality of Particular Provisions.  The illegality of any particular provision of this Plan shall not affect the other provisions thereof, but the Plan shall be construed in all respects as if such invalid provision were omitted.

9.6           Effect of Mistake.  In the event of a mistake or misstatement as to the age or eligibility or participation of a Member, or the credits made to the Account of any Member, or the amount of distributions made or to be made to a Member or other person, the Plan Administrator shall, to the extent it deems possible, cause to be withheld or accelerated, or otherwise make adjustment of, such amounts as will in its judgment accord to such Member or other person, the credits to the Account or distribution to which he is properly entitled under the Plan.

9.7           Applicable Laws.  To the extent not preempted by federal law, the Plan shall be governed by, and administered and construed according to, the laws of the State of New Jersey.

Article X.  Amendment and Termination

10.1         Amendment and Termination.

(a)           The company does hereby expressly and specifically reserve the sole and exclusive right at any time by action of the Board to amend, modify, or terminate the Plan.  The Company’s right of amendment, modification, or termination as aforesaid shall not require the assent, concurrence, or any other action by any affiliate of the Company notwithstanding that such action by the Company may relate in whole or in part to persons in the employ of the affiliate.

(b)           While the Company contemplates carrying out the provisions of the Plan indefinitely with respect to its Associates, the Company shall be under any obligation or liability whatsoever to maintain the Plan for any minimum or other period of time.

10.2         Effect of Contingencies Affecting the Company.  The merger, consolidation, or reorganization of the Company, or the sale by it of all or substantially all of its assets, shall not terminate the Plan if there is delivery to the Company by the successor to the Company or by the purchaser of all or substantially all of the Company’s assets, of a written instrument requesting that the successor or purchaser be substituted for the Company and agreeing to perform all the provisions hereof which the Company is required to perform.  Upon the receipt of said instrument, the successor or the purchaser shall be substituted for the Company herein, and the company shall be relieved and released from any obligations of any kind, character, or description herein or in any trust agreement imposed upon it.

IN WITNESS WHEREOF, AVENTIS PHARMACEUTICALS INC. has caused this instrument to be executed by its duly authorized officers effective as of January 2, 2002.

AVENTIS PHARMACEUTICALS INC.

		By:	/s/ SUSAN B. KETTERMAN
Susan B. Ketterman
ATTEST:			Vice President

By:	/s/ OWEN K. BALL, JR.